

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 7, 2007

Mr. Robert F. Schneider
Kimball International, Inc.
1600 Royal Street
Jasper, Indiana 47549-1001

      RE: Kimball International, Inc.
             Form 10-K for the fiscal year ended June 30, 2006
             Filed August 23, 2006
             File # 0-3279

Dear Mr. Schneider:

We have reviewed your response letter dated March 5, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Note 14. Segment and Geographic Area Information, page 62

1. We have reviewed your response to our prior comment three and have the following additional comments:

   - Please further explain how you determined that your President and Chief Executive Officer, Jim Thyen, is your CODM. Tell us what consideration you gave to whether your CODM is a group which includes your Group Presidents. In this regard, we note that a significant portion of your Group President's incentive compensation is based on consolidated results. Reference paragraph 12 of SFAS 131.
   - Please provide us with a listing of your components.
   - We note that your CODM reviews your component level reports. It is unclear to us how you have concluded that this information is not used in allocating resources and assessing performance. Please explain further.
   - Please provide us with copies of all of the internal reports reviewed by your CODM for your most recent fiscal quarter.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3768.
.

Sincerely,

John Cash
Accounting Branch Chief